For immediate release 7 December 2007

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier announces the retirement of Strauss Zelnick

Reed Elsevier today announced the retirement of Strauss Zelnick from the boards of Reed Elsevier with immediate effect.

Mr Zelnick has served as a Non-Executive Director of Reed Elsevier PLC and Reed Elsevier Group plc and as a Supervisory Board member of Reed Elsevier NV since 2005. He is the founder partner of the New York based ZelnickMedia Corporation, which has a broad and growing portfolio of media interests.

Reed Elsevier also announced that Rolf Stomberg, who was due to retire as a Non-Executive Director of Reed Elsevier PLC and Reed Elsevier Group plc and as a Supervisory Board member of Reed Elsevier NV at the end of the year, has, at the Boards’ request, postponed his retirement until the 2008 Annual General Meetings to be held in April 2008.

Chairman Jan Hommen said:

“Strauss feels that his increasing business commitments in the US will prevent him from devoting the appropriate time to Reed Elsevier. His wide ranging media experience has benefitted us in many ways and we thank Strauss for his contribution.

“Rolf has been an invaluable member of the Reed Elsevier Boards since 1999 and we are particularly grateful that he has agreed to stay on until the next AGMs.”

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Notes to editors

Reed Elsevier is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. In 2006, Reed Elsevier made adjusted profit before taxation of £1,052 million on turnover of £5,398 million. The group employs 37,000 people, including approximately 20,000 in North America. Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.